

November 18, 2024

Daryl Raiford
Chief Financial Officer
Bandwidth Inc.
2230 Bandmate Way
Raleigh, NC 27607

> **Re: Bandwidth Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38285**

Dear Daryl Raiford:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Brandon Asbill